SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March, 2011
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272) (translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)
Date: March 3, 2011		Signed: Karen L. Fleming
	By:	Name:	Karen L. Fleming
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)
Date: March 3, 2011		Signed: Karen L. Fleming
	By:	Name:	Karen L. Fleming
		Title:	Corporate Secretary

Release:     Immediate March 2, 2011
ED HARRIS RETIRES — MIKE FRANCZAK APPOINTED EVP, OPERATIONS OF CP
Calgary AB — Canadian Pacific (TSX:CP) (NYSE:CP) President and CEO Fred Green today announced changes within the railway’s executive team following Executive Vice President, Operations Ed Harris’ decision to retire effective April 1, 2011.
Mike Franczak, currently Senior Vice President, Operations, will succeed Harris and be appointed Executive Vice President, Operations. Franczak will assume responsibility for operations activity across Canadian Pacific’s 14,800 mile North American network.
“Ed’s leadership has paved the way for refinements of yard processes which improve service reliability for the benefit of CP’s customers and supply chain partners,” said Green.
Harris (61) joined CP in 2010 and leveraged more than 30 years of railroading experience to lead CP’s Operations team through various enhancements and to develop a successor.
Franczak (48) joined CP in 1987 after working as a geologist in the Canadian exploration industry. He has held a variety of increasingly senior railway operating positions and has been a member of CP’s Executive Committee for the past three years. He holds a Bachelor of Science (Honours) degree in Geology from the University of Western Ontario and a Master of Business Administration degree from Western’s Richard Ivey School of Business.
Harris will act as an advisor to Franczak through 2011.
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods, timing of completion of capital and maintenance projects; currency and interest rate fluctuations;

and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CP’s website, for a summary of major risks.
Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
About Canadian Pacific:
 Canadian Pacific (TSX:CP) (NYSE:CP) operates a North American transcontinental railroad providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.
Contacts:

Media	Investors
Mark Seland	Janet Weiss
Tel: 403 540-7178	Tel: 403 319-6170